

Mail Stop 7010

December 5, 2008

Laurence E. Cranch
Executive Vice President, General Counsel and Corporate Secretary
AllianceBernstein Holding L.P.
1345 Avenue of the Americas
New York, New York 10105

> **RE: AllianceBernstein Holding L.P.**
> **Form 10-K for the fiscal year ended December 31, 2007**
> **File No. 1-09818**

Dear Mr. Cranch:

We note your response to comments 4 and 5 in our letter dated September 30, 2008 that the formulas by which you derive the caps for bonus pools are not relevant to an understanding of how you determine incentive compensation. However, it is still unclear how the compensation committee calculated cash bonuses and deferred compensation for each executive officer. Note that under the Item 402(b)(1)(v) Regulation S-K disclosure requirements, a filer must disclose how it determined the amount and formula for each element of compensation.

Therefore, please tell us, with a view toward future disclosure, how the compensation committee determined the aggregate amount of incentive compensation available. Include in your discussion the specific firm financial performance measures that were analyzed. Also disclose the formula by which annual cash bonuses and deferred compensation awards are capped. Then explain how the cash bonuses and deferred compensation were calculated for each executive officer, as listed in columns (d) and (i) of the summary compensation table on page 105.

We also note your response describing the executive officers' business and operational goals. However, on page 102 of the Form 10-K you disclose that in addition to management's evaluation of each executive's performance, cash bonuses are based on the performance of the executive's business unit or function, compared to business and operational goals established at the beginning of the year. Please clarify whether the compensation committee analyzed any additional target amounts or quantifiable goals relating to the firm's business units in determining each executive officer's cash bonus.

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Detailed letters greatly facilitate our review. Please file your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Brigitte Lippmann at (202) 551-3713 or, in her absence, me at (202) 551-3760 if you have any questions.

Sincerely,

Pamela Long
Assistant Director